

<u>Investment Memo</u>

Chisos Capital
Wefunder Equity Raise

THIS MEMO WAS PREPARED BY THE CHISOS TEAM FOR REFERENCE PURPOSES ONLY. PLEASE CONDUCT YOUR OWN DILIGENCE BEFORE DECIDING TO INVEST IN THE OPPORTUNITY.

THIS MEMO CONTAINS FORWARD-LOOKING STATEMENTS THAT CANNOT BE GUARANTEED

CHISOS CAPITAL

Executive Summary

Chisos is a fintech investment platform that invests in idea-stage and side-hustle founders who are undiscovered and underfunded by traditional capital sources. Chisos invests $15-$50k using a Convertible Income Share Agreement (CISA), which combines an income share agreement (ISA) with the founder and a small percentage of equity in the founder's business. Chisos plans to utilize the CISA investment model to drive revenue in multiple ways. Initially Chisos is raising capital from private investors and deploying that capital into CISA opportunities sourced through multiple deal flow channels (partnerships, organic marketing, press/pr, etc.). Revenue streams from asset management activities include a mix of management fees, origination fees, processing fees, referral fees and carried interest. Chisos also plans to monetize their internally built investment platform through licensing and servicing revenue deals with 3rd party investment entities (universities, corporate innovation, municipalities, etc.). Chisos has already developed a proprietary underwriting algorithm as well as an automated application and diligence process built to source, underwrite, and service thousands of applications and hundreds of investments. Chisos is currently raising $1.5 million through WeFunder to fund continuing operations. Based on assumptions, capital invested today may earn 75%+ IRR over the next 10 years. Wefunder investors may see an MOIC of over 2.5x in distributions alone over the next 5-7 years.

Deal Terms

Deal terms offered by Chisos through WeFunder are advantageous for investors. Wefunder investors receive a convertible note with:

- 6% yield
- March 2023 maturity
- At maturity, convertible note holders receive Preferred Units: ***3x preferred unit*** distribution feature
    - 100% of the distributions up to 1.0x MOIC
    - 50% of the distributions from 1.0-2.0x MOIC
    - 25% of the distributions from 2.0-3.0x MOIC
    - Pro Rata thereafter

Upon investing in Chisos, Wefunder investors receive a convertible note with 6% interest that matures in March 2023. The interest on the note will build the value owed to the investor over the two-year period. Additionally, the convertible note has a *3x preferred* distribution feature which gives Wefunder investors preference with distributions compared to the Chisos team. For example, Wefunder investors receive 100% of their distributions back before the Chisos common unitholders receive any distributions. This 3x preferred distribution feature accelerates the timing of distributions and increases the IRR for Wefunder investors.



Preferred Unit 3x Distribution Waterfall

■ Wefunder Investors   ▢ Chisos Team

Tier 1 (1.0x MOIC)

Tier 2 (2.0x MOIC)

Tier 3 (3.0x MOIC)

0.00%   25.00%   50.00%   75.00%

Business Summary

Chisos was created to address a massive problem, which Morgan Stanley calls "the $4.4 Trillion Blindspot" in today's startup funding ecosystem (2019). 83% of new businesses are not served by traditional capital providers- venture capital invests in less than 1% of startups, and banks lend to less than 18% of new companies. Additionally, most overlooked entrepreneurs happen to be minorities and/or women, resulting in a severely homogenous startup world. Thus, entrepreneurs do not have good options for capital when starting a business. Since the funding landscape is difficult for entrepreneurs, and because the CISA is more flexible than traditional debt, Chisos is well-positioned to provide capital to an extremely low risk portion of the market.

Chisos' Investment Process

Chisos sources entrepreneurs from across the U.S. through an open online application portal. The channels that source applicants include "thought leadership" and online marketing, participation in startup, financing and entrepreneurial communities, and partnership referrals from business accelerators and incubators. Chisos invest in proven, employable, creditworthy individuals with high future earnings potential. Chisos underwrites the individuals using a mix of traditional credit metrics, analyzing founder character traits, and business plan potential. Chisos looks for the combination of:
1. Strong personal credit (downside protection)
2. Proven earning potential (reliable baseline returns) and
3. Entrepreneurial success traits (upside potential).

Differentiation

Chisos engineered the innovative Convertible Income Share Agreement. The CISA is unlike other emerging financing vehicles because it's engineered to benefit founders and investors *without* sacrifice. The CISA assets take on a debt/equity hybrid risk profile which provides unlimited upside potential and reliable downside protection for investors. In essence, the CISA is a contract in which a founder receives money to start or grow a business. In return, the founder agrees (1) first to pay

Chisos a percentage of their personal income (if not from the success of their startup, then from their other income source) for a set time period (ISA portion) and (2) second to give Chisos a percentage of future equity in the business (SAFE portion). Unlike other revenue-based financing, this convertible nature also provides uncapped equity upside potential for investors.

Proprietary & Scalable Technology

Chisos has developed a proprietary fintech platform with their own underwriting algorithm as well as an automated application and diligence process, built to source, underwrite, and service thousands of applications and hundreds of investments. It is this proprietary technology that underpins their roadmap to scale. To meet growing demand and scale the CISA model beyond internally raised funds, Chisos plans to license this software to universities and institutions who want to implement their own CISA investing program. This licensing opportunity is set to be a large driver of revenue over the next 5-10 years.

Revenue Model

Chisos generates revenue through two main revenue streams: asset management and the CISA licensing/servicing platform. The asset management activity generates revenue from management fees, origination fees, processing fees, referral fees and carried interest on funds raised by Chisos. The performance of the asset management business is contingent on Chisos' ability to raise capital and provide healthy returns for the funds. The licensing/servicing (software) activity will generate revenue from monthly fees and/or revenue share charged to universities, corporate innovation programs and other GPs to use the proprietary software platform developed by Chisos. The performance of the investment platform is contingent on global CISA adoption as well as Chisos' ability to service/capture a portion of the market with the software platform created by Chisos.

Traction

Since inception, Chisos has raised $550K in pre-seed operation capital and, earlier this year, Chisos raised a $500k Fund I to invest in impressive founders and exciting companies. Fund I has already deployed capital to 10 founders and has the dry powder to provide capital to 2-3 more. 2 out of the 10 founders in Fund I are already making regular ISA payments and one already reached Qualified Financing, which reduces the ISA repayment cap down to 1.0x (down from 2.0x). Upon initial investment, Chisos estimates 6-18 months of $0 ISA payments as the entrepreneurs get their business started. The current portfolio is slightly ahead of original expected repayment pace. The estimated 2021 cash flow returns for Fund I is $46.3K (9.2%). Chisos is also in the process of raising a $10mm Fund II. Chisos' online application has received and processed over 350 applications (over 60 alone in March 2021).

Sensitized Assumptions

1. Asset Management
   - Chisos will raise between $10-$225 million in AUM in the next 10 years
     - Chisos AUM is currently at $500k and is expected to complete a $10 million Fund II fundraise this year
   - Chisos will return between 1.25-3.25x MOIC on all current/future funds
     - Funds are projected to return 20-25% IRR and 2.5-3.0x MOIC
   - Chisos operates all future funds under a "2 and 20" fee structure
2. CISA licensing/servicing platform
   - 50 million businesses are started globally per year (Global Entrepreneurship Monitor)
     - 10% of businesses currently financed through traditional debt products or personal wealth could utilize a CISA investment product.
     - Chisos services between 1-10% of all CISA investments
     - Chisos charges an annual servicing fee is $168 per investment ($14/month)
   - The servicing business is sold at a revenue multiple between 1-9x

Potential Returns:

- ~75%+ IRR
  - Asset Management: 10-25+% IRR
  - CISA Investment platform: 30-75+% IRR
- 2.5x+ MOIC in potential *distributions alone* over the next 5 years

The combination of potential returns from Chisos' asset management and licensing/servicing platform activities provides multiple avenues of potential return for Wefunder investors. ***The 3x preferred distribution feature increases the IRR for Wefunder investors across both revenue streams by an average of ~18% in all scenarios.***

1. **Asset Management Alone**

The sensitivity table below, for the asset management activity alone, exhibits the healthy risk-reward for Wefunder investors. Sensitizing assumptions on AUM (Assets under Management) and fund return MOIC assumptions, the midpoint (IRR) a Wefunder investor may receive from the asset management activity stands around 15%. The asset management activity would generate returns through distributions.

Internal Rate of Return (IRR) Calculator (Asset Management Alone)

AUM	MOIC								
	1.25x	1.50x	1.75x	2.00x	2.25x	2.50x	2.75x	3.00x	3.25x
$10,500,000	0.00%	0.00%	0.25%	1.84%	3.23%	4.48%	5.60%	6.63%	7.37%
$25,000,000	0.00%	2.92%	5.75%	7.61%	8.57%	9.17%	9.74%	10.28%	10.81%
$50,000,000	2.92%	7.61%	9.17%	10.28%	11.31%	12.25%	13.13%	13.95%	14.72%
$75,000,000	5.75%	9.17%	10.81%	12.25%	13.55%	14.72%	15.80%	16.79%	17.71%
$100,000,000	7.61%	10.28%	12.25%	13.95%	15.45%	16.79%	18.01%	19.12%	20.14%
$125,000,000	9.74%	12.25%	14.34%	16.14%	17.71%	19.12%	20.39%	21.55%	22.62%
$150,000,000	11.31%	13.95%	16.14%	18.01%	19.64%	21.10%	22.41%	23.61%	24.71%
$175,000,000	12.70%	15.45%	17.71%	19.64%	21.32%	22.82%	24.17%	25.40%	26.53%
$200,000,000	13.95%	16.79%	19.12%	21.10%	22.82%	24.35%	25.73%	26.98%	28.13%
$225,000,000	15.09%	18.01%	20.39%	22.41%	24.17%	25.73%	27.13%	28.41%	29.58%

* Calculations assume Chisos' management, origination, processing, and referral fees cover operating expenses every year.

These calculations contain forward looking statements that cannot be guaranteed.

2. **CISA Servicing Software Alone**

The sensitivity table below, for the licensing/servicing activity alone, exhibits the healthy risk-reward for Wefunder investors. Using conservative revenue assumptions, the midpoint (IRR) a Wefunder investor could potentially receive from the CISA software servicing business stands around 60%. The licensing/servicing activity would generate returns through distributions and/or a sale of the SaaS platform at a future date.

Internal Rate of Return (IRR) Calculator (Servicing Alone)

Servicing Revenue	Revenue Multiple								
	1.00x	2.00x	3.00x	4.00x	5.00x	6.00x	7.00x	8.00x	9.00x
$12,500,000	23.60%	32.47%	37.95%	41.97%	45.17%	47.84%	50.14%	52.16%	53.96%
$20,000,000	29.55%	38.84%	44.58%	48.80%	52.16%	54.95%	57.36%	59.47%	61.36%
$27,500,000	33.74%	43.33%	49.26%	53.61%	57.08%	59.97%	62.45%	64.63%	66.58%
$35,000,000	37.00%	46.83%	52.90%	57.36%	60.91%	63.87%	66.41%	68.65%	70.65%
$42,500,000	39.69%	49.71%	55.90%	60.44%	64.06%	67.08%	69.67%	71.95%	73.99%
$50,000,000	41.97%	52.16%	58.45%	63.07%	66.75%	69.82%	72.45%	74.77%	76.84%
$57,500,000	43.97%	54.30%	60.68%	65.37%	69.09%	72.20%	74.88%	77.23%	79.33%
$65,000,000	45.74%	56.20%	62.66%	67.40%	71.18%	74.33%	77.03%	79.41%	81.54%
$72,500,000	47.34%	57.91%	64.44%	69.24%	73.06%	76.24%	78.98%	81.38%	83.53%
$80,000,000	48.80%	59.47%	66.07%	70.91%	74.77%	77.98%	80.75%	83.17%	85.34%

* Calculations assume Chisos' management, origination, processing, and referral fees cover operating expenses every year.
These calculations contain forward looking statements that cannot be guaranteed.

Risks

1. **Chisos fails to attract assets to their new asset class (CISA):** If Chisos is unable to attract capital from family office, HNWI, institutional investors and/or foundation then the ability to grow AUM will come into question.
   - The debt/hybrid return profile takes some investor education and building a track record of returns will take time. While Chisos could struggle with attracting new assets in their formative years, we do not expect this to be a long-term risk as Chisos builds a track record of returns over time.
2. **Chisos' licensing/servicing platform fails to attract customers:** Chisos needs to scale the fintech infrastructure built to grow the licensing/servicing revenue.

- From a SaaS perspective, Chisos predicts healthy returns for Wefunder investors as long as Chisos provides the service to just a *small percentage* of the 50 million new businesses every year. For example, even if Chisos only provides the software to service ~100 thousand investments over the next 10 years (less than 0.02% of the total business starts in the next 10 years), Chisos will be able to provide over $15 million in servicing revenue.

New Asset Class: Convertible Income Share Agreements

1. Downside Protection and Uncapped Upside Return Potential

The CISA asset is designed to provide downside protection with the income share agreement and upside exposure through the SAFE. The CISA provides asset investors with a stream of cash flow that desrisks the investment over time while still providing unlimited upside potential in the case of an equity liquidity event for the businesses. In traditional Venture Capital, the investor's money is tied up and returns are entirely dependent on the funds portfolio liquidity events. In contrast, the Chisos CISA is differentiated and provides **two forms of capital appreciation:**

1. **ISA Payments:** Chisos makes money from the ISA payments received by founders (1-2x) which provides ***immediate cash flow yield*** to investors. ISAs alone are expected to deliver a 1.85x return. Even without the equity upside, ISA payments provide up to 2.0x MOIC.
2. **Equity Upside:** Equity investments from the fund are expected to bare fruit in the later years of the fund's life cycle due to the young age of the companies we are investing in. We believe the equity investment return target of 0.8-1.0x is very reasonable.

The power law distribution of returns for most Venture Capital funds exhibits a 1.5-2.5x MOIC and the median return stands at 1.8x MOIC. These funds are relatively illiquid with long lockup periods. The hybrid return profile of the CISA exhibits a 1.85x MOIC on the ISA portion *alone*. That, combined with conservative equity assumptions (Every dollar invested returns slightly more than a dollar) achieves a total return for the CISA of ~3.0x MOIC. Chisos believes that their funding model will achieve attractive returns for their funds, which will increase the likelihood of raising larger funds in the future. Chisos' ability to raise larger funds in the future may increase the returns for Wefunder investors.

CISA Returns vs. Venture Capital Returns

CISA CONSERVATIVE EQUITY RETURN ASSUMPTIONS			
RETURN BRACKET	MEDIAN RETURN	PERCENTAGE	EXPECTED RETURN
0-1x	0.5x	90%	0.45
1-5x	3x	5%	0.15
5-10x	7.5x	3%	0.23
10-20x	15x	2%	0.30
20-50x	35x	0%	0.00
>50x	50x	0%	0.00
			1.13
		+ ISA RETURN	1.85
		TOTAL RETURN	2.98

U.S. VC RETURNS*			
RETURN BRACKET	MEDIAN RETURN	PERCENTAGE	EXPECTED RETURN
0-1x	0.5x	65%	0.33
1-5x	3x	25%	0.75
5-10x	7.5x	6.0%	0.45
10-20x	15x	2.5%	0.38
20-50x	35x	1.0%	0.35
>50x	50x	0.5%	0.25
			2.50

Note: Median VC Fund returns 2000-2016 = 1.8x

ISAs mitigate complete loss of capital in the likely case of startup failure

Source: Correlation Ventures

These tables contain forward looking statements that cannot be guaranteed.

2. De-Risking Defaults

Chisos' diligence process includes credit checks, reference checks, income verification, and debt to income information. To ensure compliance, Chisos utilizes a number of payment enforcement mechanisms including credit bureau reporting, various social pressure mechanisms, and IRS tax return reconciliation. We factor in a 7.5% default rate to our modeled returns, which is above average consumer default rates. In the context of a fund structure, this means that in an extreme downside - **1.0x principle is still protected** should every business fail and 40% of ISA contracts default. It is worth noting that a "default" on an ISA would rarely occur from inability to make the calculated income share payment. Unlike bank loans, our rigorous diligence process and flexible repayment schedule substantially reduces the risk of founders defaulting. ISAs are designed to prevent defaults.

Conclusion

As technology advances and younger generations pursue more entrepreneurial endeavors, business creation and emerging startups are booming now more than ever. However, an increasing portion of these entrepreneurs have nowhere to turn for financing. Many of these overlooked entrepreneurs are members of underrepresented communities, as evidenced by the lack of geographic, racial, and gender diversity in the current startup financing system. The CISA opens doors for those problem-solvers who might otherwise never get the chance, while proving more advantageous for investors and founders.

As more individuals are seeking to start their own business, Chisos is uniquely positioned to capitalize on the strong demand for funding and servicing software. Over the next five years, Chisos is projecting tremendous growth, both in terms of asset management and plans to scale via licensing/SaaS developments. The combination of these revenue streams should bolster investor confidence. Chisos' goal is to help founders *globally* who have been historically overlooked by traditional forms of funding. We believe that the CISA is the optimal solution to the funding problem currently faced by founders and Chisos is uniquely positioned to capitalize on this multi-trillion dollar blindspot.

WeFunder investors benefit from all revenue driving activities in the Chisos ecosystem and benefit from the accelerated distribution waterfall due to preferred unit holders. As the CISA investment model grows, Chisos is positioned to benefit from the use of the CISA terms as both an investor and servicing platform provider.

Works Cited

Morgan Stanley. (2018). *The Trillion-Dollar Blind Spot.* Retrieved from
https://www.morganstanley.com/ideas/trillion-dollar-blind-spot-infographic

Global Entrepreneurship Monitor. (2021). *Worldwide Business Start-Ups.* Retrieved from
http://www.moyak.com/papers/business-startups-entrepreneurs.html#:~:text=Using%20the%20
formula%20above%2C%20I,each%20year%20around%20the%20world.